Exhibit 16.1

February 20, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated February 20, 2024 of Rexford Industrial Realty, Inc. and are in agreement with the statements contained in the second, third, and fourth paragraphs on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP
A member firm of Ernst & Young Global Limited